October 25, 2021

Ms. Jennifer
Lopez-Molina
Staff Attorney
Division of
Corporation Finance
Securities and
Exchange Commission
Washington DC 20549

Re:	WeLivv, Inc.
Amendment No. 3 to Offering
Statement on Form 1-A Filed
October 20, 2021
File No. 024-11620

Dear Ms. Lopez-Molina,

On behalf of WeLivv, Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm Eastern Time, on October 25, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Andrew Christodoulides

Andrew
Christodoulids
Chief
Executive
Officer WeLivv,
Inc.


cc: Claudio Ochoa, Esq.
Law Offices of Claudio R. Ochoa, PLLC